Exhibit 99.54

Akumin Inc.

Consolidated Financial Statements

December 31, 2019

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page
Independent Auditor’s Report	1 – 4

Consolidated Balance Sheets	5

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)	6

Consolidated Statements of Changes in Equity	7

Consolidated Statements of Cash Flows	8

Notes to Consolidated Financial Statements	9 – 63

Independent auditor’s report

To the Shareholders of Akumin Inc.

Opinion

We have audited the consolidated financial statements of Akumin Inc. (the Company), which comprise the consolidated balance sheet as at December 31, 2019, and the consolidated statement of net income and comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (Canadian GAAS) and auditing standards generally accepted in the United States of America (U.S. GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and the United States, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of a matter – Adoption of IFRS 16

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 due to the adoption of International Financial Reporting Standard 16, Leases, and the related amendments. Our opinion is not modified in respect of this matter.

Other matter

The consolidated financial statements of the Company for the year ended December 31, 2018, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on November 13, 2019.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS or U.S. GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian GAAS and U.S. GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Maria Camila Cote.

Miami, Florida, USA

March 31, 2020

Akumin Inc.

Consolidated Balance Sheets

(expressed in US dollars unless otherwise stated)

	December 31, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash	23,388,916	19,326,412
Accounts receivable (note 4)	82,867,225	29,810,501
Prepaid expenses and other current assets	3,927,949	1,049,285

	110,184,090	50,186,198
Security deposits and other assets	1,967,053	815,450
Property and equipment (note 5)	199,624,371	55,567,588
Goodwill (notes 3 and 7)	342,221,551	130,539,869
Intangible assets (note 6)	9,387,169	3,668,596

	663,384,234	240,777,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	26,262,225	16,865,477
Leases (note 10)	10,940,545	851,183
Senior loans payable (note 11)	3,705,952	2,867,167
Earn-out liability (note 9)	7,529,962	—

	48,438,684	20,583,827
Leases (note 10)	126,159,235	3,325,832
Senior loans payable (note 11)	337,178,150	108,801,431
Derivative financial instruments (note 11)	951,702	—
Subordinated notes payable (note 12)	—	1,492,233
Subordinated notes payable – earn-out (note 12)	184,485	169,642
Earn-out liability (note 9)	7,304,105	—
Deferred tax liability (note 14)	1,571,664	—

	521,788,025	134,372,965

Shareholders’ equity
Common shares (note 13)	151,997,555	123,746,423
Warrants (note 13)	734,379	1,742,910
Contributed surplus (notes 13 and 16)	6,149,186	5,088,376
Deficit	(20,188,761)	(26,640,173)

Equity attributable to shareholders of Akumin Inc.	138,692,359	103,937,536
Non-controlling interests (note 23)	2,903,850	2,467,200

	141,596,209	106,404,736

	663,384,234	240,777,701

Commitments and contingencies (note 15)
Subsequent events (note 25)

Approved by the Board of Directors

“(Signed) Riadh Zine”	Director	“(Signed) Thomas Davies”	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Consolidated Statements of Net Income and Comprehensive Income

(expressed in US dollars unless otherwise stated)

	Year ended December 31, 2019	Year ended December 31, 2018
	$	$
Revenue
Service fees – net of allowances and discounts	244,841,400	152,012,831
Other revenue	2,594,903	2,769,236

	247,436,303	154,782,067

Expenses
Employee compensation	85,899,654	57,653,048
Reading fees	35,243,843	20,560,092
Rent and utilities	9,728,325	16,435,169
Third party services and professional fees	19,084,397	11,300,654
Administrative	12,459,281	8,767,662
Medical supplies and other	7,456,085	5,716,480
Depreciation and amortization (notes 5 and 6)	28,271,299	9,852,034
Stock-based compensation (notes 13 and 16)	3,554,765	5,702,395
Interest expense (notes 10, 11 and 12)	28,937,680	5,979,035
Impairment of property and equipment (note 5)	—	642,681
Settlement costs (recoveries) (note 22)	(1,881,233)	43,029
Acquisition related costs	3,403,160	2,425,577
Public offering costs	—	813,545
Financial instruments revaluation and other (gains) losses (note 21)	3,835,354	2,843,262

	235,992,610	148,734,663

Income before income taxes	11,443,693	6,047,404
Income tax provision (recovery) (note 14)	2,792,652	(1,526,534)

Net income and comprehensive income for the period	8,651,041	7,573,938
Non-controlling interests (note 23)	2,199,629	2,574,137

Net income attributable to common shareholders	6,451,412	4,999,801

Net income per share (note 20)
Basic	0.10	0.09
Diluted	0.09	0.08

The accompanying notes are an integral part of these consolidiated financial statements.

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Akumin Inc.

Consolidated Statements of Changes in Equity

(expressed in US dollars unless otherwise stated)

	Common shares	Warrants	Contributed surplus	Deficit	Non- controlling interest	Total equity
	$	$	$	$	$	$
Balance as at December 31, 2017	83,771,904	1,310,661	2,205,784	(13,223,745)	6,340,583	80,405,187
Acquisition of non-controlling interests (note 13)	—	—	—	(18,416,229)	(3,074,267)	(21,490,496)
Net income and comprehensive income	—	—	—	4,999,801	2,574,137	7,573,938
Issuance of common shares – net of issuance costs (note 13)
Acquisition consideration	3,709,588	—	—	—	—	3,709,588
Public offering	32,444,362	—	—	—	—	32,444,362
RSUs and warrants exercised (note 13)	3,820,569	(302,130)	(2,819,803)	—	—	698,636
Issuance of warrants (note 13)	—	734,379	—	—	—	734,379
Stock-based compensation expense	—	—	5,702,395	—	—	5,702,395
Payment to non-controlling interests (note 23)	—	—	—	—	(3,373,253)	(3,373,253)

Balance as at December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736
Net income and comprehensive income	—	—	—	6,451,412	2,199,629	8,651,041
Issuance of common shares – net of issuance costs (note 13)
Acquisition consideration	23,437,500	—	—	—	—	23,437,500
RSUs and warrants exercised (note 13)	4,813,632	(569,733)	(2,932,753)	—	—	1,311,146
Warrants expired (note 13)	—	(438,798)	438,798	—	—	—
Stock-based compensation expense	—	—	3,554,765	—	—	3,554,765
Payment to non-controlling interests (note 23)	—	—	—	—	(1,762,979)	(1,762,979)

Balance as at December 31, 2019	151,997,555	734,379	6,149,186	(20,188,761)	2,903,850	141,596,209

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Consolidated Statements of Cash Flows

(expressed in US dollars unless otherwise stated)

	Year ended December 31, 2019	Year ended December 31, 2018
	$	$
Cash flows provided by (used in)
Operating activities
Net income (loss) for the period	8,651,041	7,573,938
Adjustments for
Depreciation and amortization	28,271,299	9,852,034
Stock-based compensation (notes 13 and 16)	3,554,765	5,702,395
Impairment of property and equipment	—	642,681
Interest expense – accretion of debt	1,928,111	591,191
Deferred income tax expense (recovery)	1,149,608	(1,755,083)
Financial instruments revaluation and other (gains) losses	3,835,354	2,843,262
Changes in non-cash working capital
Accounts receivable	(25,243,156)	(15,523,343)
Prepaid expenses, security deposits and other assets	(3,657,429)	(1,048,918)
Accounts payable and accrued liabilities	1,369,580	(2,459,457)

	19,859,173	6,418,700

Investing activities
Property and equipment and intangible assets	(12,447,634)	(9,739,344)
Business acquisitions – net of cash acquired (note 3)	(218,659,981)	(35,310,993)

	(231,107,615)	(45,050,337)

Financing activities
Loan proceeds (note 11)	354,114,000	111,900,000
Loan repayments (note 11)	(113,887,167)	(76,043,474)
Issuance costs – loans	(14,781,765)	(2,211,914)
Leases – principal payments	(8,182,289)	(555,259)
Subordinated notes (note 12)	(1,500,000)	—
Common shares (note 13)	1,311,146	35,698,637
Equity issuance costs	—	(1,821,260)
Acquisition of non-controlling interests	—	(17,780,909)
Payment to non-controlling interests	(1,762,979)	(3,373,253)

	215,310,946	45,812,568

Increase in cash during the period	4,062,504	7,180,931
Cash – Beginning of period	19,326,412	12,145,481

Cash – End of period	23,388,916	19,326,412

Supplementary information
Interest expense paid	27,155,608	5,386,688
Income taxes paid	487,598	329,562

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

1	Presentation of consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), all of which are located in the United States.

2	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The significant accounting policies described below have been applied consistently to all periods presented. Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal period.

These consolidated financial statements were approved by the Board of Directors (the Board) and authorized for issue by the Board on March 30, 2020.

Basis of presentation

The consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Functional and reporting currency and foreign currency translation

The functional and reporting currency of the Company and the Subsidiaries is US dollars. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Revenues and expenses are translated at the average rate of exchange in effect during the month the transaction occurred. All exchange gains and losses are recognized in the current year’s earnings.

Cash

Cash includes cash on hand and cash held with banks.

Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the declining balance method, unless stated otherwise, as follows:

Medical equipment and equipment under finance leases	20%
Computer and office equipment	30%
Furniture and fittings	15%
Leasehold improvements	straight-line over
term of lease

Expenditures for maintenance and repairs are charged to operations as incurred. Operating lease buyouts and significant upgrades are capitalized.

Intangible assets

The Company classifies intangible assets, obtained through acquisitions or developed internally, as definite lived. Intangible assets consist of software costs, trade name, license arrangements and covenants not to compete; these intangible assets are recorded at cost and are amortized over their estimated useful lives, using the declining balance method, unless stated otherwise, as follows:

Software costs, trade name and license arrangements	20%
Covenant not to compete	straight-line over
term of contract

The Company reviews the appropriateness of the amortization period related to the definite lived intangible assets annually.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (CGUs) that are expected to benefit from the synergies of the combination. The determination of CGUs and the level at which goodwill is monitored requires judgment by management.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company’s CGUs generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 and as required when impairment indicators exist, by comparing the carrying value of the CGUs against the recoverable amount (higher of value in use and fair value less costs to sell).

Impairment of long-lived assets

The Company assesses, at each reporting date, whether there is an indication that a long-lived asset may be impaired. If any indication exists, the Company estimates the recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other CGUs. The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs to sell. Costs of disposal are incremental costs directly attributable to the disposal of an asset and income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net income (loss) and comprehensive income (loss) by the amount by which the carrying amount of the asset or CGU exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (except goodwill) or CGU is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

Revenue recognition

The Company adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), as at January 1, 2018, with full retrospective application. Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, attorneys, and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. A provision for credit losses is also recorded in accordance with IFRS 9. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

IFRS 15 applies a single model for recognizing revenue from contracts with customers. It requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

i)	identify the contract with a customer;

ii)	identify the performance obligation in the contract;

iii)	determine the transaction price;

iv)	allocate the transaction price to the performance obligations in the contract; and

v)	recognize revenue when (or as) the entity satisfies a performance obligation.

Earnings per share

Basic earnings per common share (EPS) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date, and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments (IFRS 9), retrospectively. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. It establishes three measurement categories for financial assets: amortized cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI). The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

Under IFRS 9, financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or the Company has opted to measure them at FVTPL.

a)	Measurement of financial assets and liabilities

Financial assets (such as cash and accounts receivable) and liabilities (such as accounts payable, accrued liabilities, leases and loans) at amortized cost are initially recognized at fair value, and subsequently are carried at amortized cost less any impairment. Derivative financial instruments and earn-outs are initially recognized and subsequently measured at fair value.

b)	Impairment of financial assets

The expected credit loss (ECL) model under IFRS 9 applies to financial assets measured at amortized cost, contract assets and debt instruments measured at FVOCI, but not to investments in equity instruments.

Under IFRS 9, expected credit losses are measured as follows:

•	twelve-month ECL – ECLs that result from possible default events within twelve months after the reporting date; and

•	lifetime ECLs – ECLs that result from all possible default events over the expected life of a financial instrument.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company measures provision for credit losses at an amount equal to lifetime ECLs, except for the following, which are measured based on twelve-month ECLs:

•	cash and loans to related parties for which the risk of default occurring over the expected life of the financial instrument has not increased significantly since initial recognition.

In applying the IFRS 9 impairment requirements, the Company applies the general approach for cash and loans to related parties, while the Company measures provision for credit losses for accounts receivable at an amount equal to lifetime ECLs using the simplified approach.

In order to assess whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes information based on the Company’s historical experience and other forward-looking information. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

c)	Measurement of ECLs

ECLs are a probability weighted estimate of provision for credit losses. Provision for credit losses is measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset; however, due to the short-term nature of most of the Company’s financial assets measured at amortized cost, the time value of money is not expected to be significant in the calculation of the ECL.

For accounts receivable, the Company uses a provision matrix to determine the ECLs based on actual credit loss experience with consideration of forward-looking information including changes to economic conditions that would impact its customers.

The Company applies the general approach for loans to related parties, considering any significant increases in credit risk for such receivables since inception. In determining the ECLs for such receivables, the Company considers actual credit loss experience with consideration of forward-looking information including changes to economic conditions that would impact the payers.

Leases

During 2016, the IASB issued IFRS 16, Leases (IFRS 16), replacing IAS 17, Leases (IAS 17) and related interpretations. The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right-of-use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments. As a result of adoption of IFRS 16 on January 1, 2019, the Company has recognized an increase of $98,744,716 to both property and equipment and lease liabilities on its consolidated balance sheets. Lessor accounting remains similar to IAS 17.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

IFRS 16 became effective for annual periods beginning on or after January 1, 2019. For leases where the Company is the lessee, it had the option of adopting a fully retrospective approach or a modified retrospective approach on transition to IFRS 16. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The Company applied the requirements of the standard retrospectively with no restatement of the comparative period. Under the modified retrospective approach, the Company chose to measure all right-of-use assets retrospectively as if the standard had been applied since lease commencement dates, which is January 1, 2019 for purposes of the Company’s IFRS 16 adoption. Substantially all of the Company’s operating leases are real estate leases for its imaging centres and corporate offices and for medical equipment. Other leased assets include office equipment. The Company recognized right-of-use assets and lease liabilities for its operating leases except for certain classes of underlying assets in which the underlying asset was considered to be of low-value; however, the Company may choose to elect the recognition exemptions regarding short-term leases on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future. Due to the removal of rent expense for leases, the Company’s operating expenses are reduced with a corresponding increase to depreciation and an increase to interest costs (due to accretion of the lease liability). There are no significant impacts to the Company’s existing finance leases under IAS 17 as a lessee.

IFRS 16 permits the use of recognition exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

•	grandfathered the definition of leases for existing contracts at the date of initial application;

•	excluded certain low-value leases from IFRS 16 lease accounting;

•	applied a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;

•	excluded initial direct costs from the measurement of right-of-use assets at the date of initial application;

•	used hindsight in determining lease term at the date of initial application; and

•

relied on its assessment of whether leases are onerous applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review.

The Company used its incremental borrowing rates as at January 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate for total lease liabilities as at January 1, 2019 was 6.7%. Prior to adopting IFRS 16, the Company’s total minimum operating lease commitments as at December 31, 2018 were $163,728,644. These lease commitments included expected exercise of optional renewal terms for most of the leases. The difference between this amount and the lease liabilities of $98,744,716 recognized on transition on January 1, 2019 was due to the effect of discounting on the minimum lease payments.

(15)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Changes to accounting policies for leases

The Company did not restate prior year comparative information under the modified retrospective approach. Therefore, the comparative information continues to be reported under IAS 17 and related interpretations.

Lessee accounting policy as a lessee

Applicable from January 1, 2019, the Company recognizes a right-of-use asset and a lease liability based on the present value of future lease payments when a lessor makes the leased asset available for use by the Company. Lease payments for assets that are exempt through the low-value exemption are recognized in operating expenses. The measurement of lease liabilities includes the fixed and in-substance fixed payments and variable lease payments that depend on an index or a rate, less any lease incentives receivable. Certain leases require the Company to make payments that relate to property taxes, insurance and other non-rental costs. These costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability. If applicable, lease liabilities will also include the purchase option exercise price if the Company is reasonably certain to exercise that option, termination penalties if the lease term also reflects the termination option and amounts expected to be payable under a residual value guarantee. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in lease term, a change in the assessment of an option to purchase the leased asset, a change in expected residual value guarantee, or a change in future lease payments.

The right-of-use assets are measured at the initial amount of the lease liabilities plus any lease payments made at or before the commencement date net of lease incentives received, and decommissioning costs.

Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets. Right-of-use assets are measured at cost less accumulated depreciation, accumulated impairment losses governed by IAS 36 and any remeasurements of lease liabilities. The assets are depreciated on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.

Discount rates used in the present value calculation are the interest rates implicit in the leases, or if the rates cannot be readily determined, the Company’s incremental borrowing rates. Lease terms applied are the contractual non-cancellable periods of the leases plus periods covered by an option to renew the leases if the Company expects to exercise that option and the periods covered by an option to terminate the leases if the Company expects not to exercise that option.

The Company has elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

Critical accounting estimates and judgments for leases

The management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. The management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including operational performance and past business practice. The periods covered by renewal options are only included in the lease term if the management expects to renew. Changes in the economic environment or changes in the industry may impact the management’s assessment of lease term, and any changes in the management’s estimate of lease terms may have a material impact on the Company’s consolidated balance sheets and the consolidated statements of net income (loss) and comprehensive income (loss).

(16)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. The management determines the incremental borrowing rate of each leased asset by incorporating the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

Leases (IAS 17)

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the fair value of the leased property as at the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of net income (loss) and comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statements of net income (loss) and comprehensive income (loss) on a straight-line basis over the lease term.

Warrants

Financial instruments issued by the Company are classified as equity only to the extent they do not meet the definition of a financial liability or financial asset. The Company has issued warrants that are convertible into common stock; these warrants are classified as equity instruments.

Restricted share units

Restricted share units (RSUs) are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board (note 13). For RSUs awarded to non-employees for equity issuance services, the value of the RSUs is classified as equity issuance costs on vesting of such RSUs. For RSUs awarded to non- employees for business services, the RSU expense would be recognized in the consolidated statements of net income (loss) and comprehensive income (loss) on vesting of such RSUs.

(17)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Stock-based compensation

The Company’s stock-based compensation consists of stock options, which are described in note 16 and RSUs, which are discussed in note 13. Each tranche of a share option award is considered a separate award with its own vesting period and recorded at fair value on the date of grant. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest by increasing contributed surplus. Any consideration paid by employees or directors on the exercise of stock options is credited to common stock and the related fair value of those stock options is transferred from the contributed surplus to common stock.

Business combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which the adjustments were determined.

Changes in non-controlling interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a reserve within equity attributable to owners of Akumin.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material.

(18)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Contingencies

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably.

Contingent liabilities are not recognized but are disclosed and described in note 15 to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Uncertainty over income tax treatment

In June 2017, the IASB issued IFRIC Interpretation 23—Uncertainty over Income Tax Treatment, (IFRIC 23), which clarifies application of recognition and measurement requirements in IAS 12—Income Taxes when there is uncertainty over income tax treatments. The Company adopted IFRIC 23 as at January 1, 2019, but it does not have a material effect on the Company’s consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

i)	Accounts receivable and allowance for credit losses

Accounts receivable are recognized initially at net realizable value and are subsequently measured at amortized cost less loss allowances. During the year ended December 31, 2019 and 2018, the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable.

(19)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

ii)	Impairment of goodwill and long-lived assets

Management tests at least annually or more frequently if there are events or changes in circumstances to assess whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount from CGUs or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill and intangible assets with indefinite lives, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

iii)	Income taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

iv)	Business combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at its proportionate share of the fair value of the recognized amounts of the acquiree’s identifiable net assets.

(20)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

v)	Contractual allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances, principally for patients covered by managed care and other health plans, and self-pay patients. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government sponsored health-care programs, insurance companies and other payors for such services.

(21)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

3	Business combinations

a)

On April 1, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Davie, Florida, for cash consideration of $450,000 (Davie Acquisition). In accordance with the transaction agreement, $50,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller on October 1, 2019. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows:

$
Assets acquired
Non-current assets
Property and equipment	170,000
Real estate (right-of-use)	427,558

597,558

Liabilities assumed
Non-current liabilities
Leases	427,558

Net assets acquired	170,000
Goodwill	280,000

Purchase price	450,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.4 million and loss before tax of approximately $50 thousand to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $0.5 million in revenue and $67 thousand in loss before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $247.6 million and $9.2 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(22)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

b)

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centres (Florida – 21 and Georgia – 6) operated under ADG, The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centres were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the ADG Acquisitions).

The total purchase price (excluding earn-out) for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216 million, of which $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the Term Loans (note 11). A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs (note 9). Subsequent to the completion of the acquisition, the cash purchase price was reduced by approximately $0.2 million due to working capital adjustments in accordance with the purchase agreement.

The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. Intangible assets include covenant not to compete, trade name and license arrangements. A deferred tax liability was assumed as part of the net assets acquired in the ADG Acquisitions.

$
Assets acquired
Current assets
Cash	3,585,672
Accounts receivable	19,418,814
Prepaid expenses	269,012

23,273,498

Non-current assets
Property and equipment	11,508,940
Intangible assets	5,870,000
Real estate and equipment (right-of-use)	16,626,110

34,005,050

57,278,548

(23)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

$
Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	5,634,661

Non-current liabilities
Deferred tax liability	422,056
Leases	16,626,110

17,048,166

22,682,827

Net assets acquired	34,595,721

Goodwill	195,937,055

Purchase price (cash and shares)	215,784,755

Purchase price (ADG Acquisition – earn-out (note 9))	14,748,021

These acquisitions were an opportunity for the Company to increase its economies of scale across Florida and enter the Georgia market. The goodwill assessed on acquisition, expected to not be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of these acquisitions have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, these acquisitions contributed revenue of approximately $42.5 million and income before tax of approximately $17.2 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from these acquisitions had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $72.6 million in revenue and $29.3 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $277.5 million and $21.4 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(24)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

c)

On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Deltona, Florida, for a cash consideration of $648,387 (Deltona Acquisition). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows:

$
Assets acquired
Non-current assets
Property and equipment	295,000
Real estate (right-of-use)	154,136

449,136

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	57,880
Non-current liabilities
Leases	154,136

212,016

Net assets acquired	237,120

Goodwill	411,267

Purchase price	648,387

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $1.9 million and income before tax of approximately $0.6 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $3.2 million in revenue and $1.0 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $248.8 million and $9.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(25)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

d)

On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centres in El Paso, Texas, for cash consideration of $11 million (El Paso Acquisition). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

$
Assets acquired
Current assets
Accounts receivable	1,275,726
Prepaid expenses	19,789

1,295,515
Non-current assets
Property and equipment	3,922,481
Real estate (right-of-use)	3,683,989
Intangible assets	720,000

9,621,985

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,024,631
Non-current liabilities
Leases	3,683,989

4,708,620

Net assets acquired	4,913,365
Goodwill	6,086,635

Purchase price	11,000,000

This acquisition was an opportunity for the Company to increase its economies of scale in Texas. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately

$5.3 million and income before tax of approximately $1.1 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $14.0 million in revenue and $2.9 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $256.1 million and $11.0 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(26)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

e)

On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centres in West Palm Beach, Florida, for cash consideration of approximately $18 million (West Palm Beach Acquisition). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

$
Assets acquired
Current assets
Accounts receivable	2,085,491
Prepaid expenses	90,454

2,175,945
Non-current assets
Security deposits	9,000
Property and equipment	2,432,234
Real estate (right-of-use)	13,625,521
Intangible assets	1,080,000

19,322,700

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,311,471
Non-current liabilities
Finance leases	587,434
Leases (right-of-use)	13,625,521

15,524,426

Net assets acquired	3,798,274
Goodwill	14,071,312

Purchase price	17,869,586

This acquisition was an opportunity for the Company to increase its economies of scale in Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $4.8 million and income before tax of approximately $0.3 million to the Company’s consolidated results for the twelve months ended December 31, 2019.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2019, this business combination would have contributed approximately $19.8 million in revenue and $1.3 million in income before tax for the twelve months ended December 31, 2019, and consolidated pro forma revenue and income before tax for the same period would have been approximately $262.4 million and $10.3 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(27)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

f)

On April 5, 2018, the Company announced that, through a subsidiary, it had entered into a management agreement with the owners of four centres located in one of Akumin’s core geographic markets (the Managed Centres, and the period from April 5 to May 11, 2018, the Management Period). On May 11, 2018, the Company announced it had acquired, through a subsidiary (Akumin FL), certain assets of the Managed Centres in Florida (the Tampa Acquisition). The sellers were paid cash consideration of $50,000. The Company also assumed certain priority ranked accounts payable of $1,553,290 (including $727,826 related to working capital loans advanced from the Company to the Managed Centres during the Management Period) and a 6% third party subordinated note with a principal balance of $1.5 million (face value) and a term of four years. The principal balance of the third party loan is subject to an earn-out of up to an additional $4.0 million, subject to the satisfaction of certain revenue-based milestones (note 12). The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Non-current assets
Property and equipment	1,719,000

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,553,290
Non-current liabilities
Subordinated note	1,490,932
Subordinated note – earn-out	160,790

3,205,012

Net liabilities acquired	(1,486,012)
Goodwill	1,536,012

Purchase price	50,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Tampa Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Tampa Acquisition contributed revenue of approximately $5.1 million and net income before tax of approximately $0.8 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $8.0 million in revenue and $1.2 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $157.6 million and $6.5 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(28)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

g)

On August 15, 2018, the Company announced that, through a subsidiary, it had acquired 11 outpatient diagnostic imaging centres in the Tampa Bay Area (the Rose Acquisition) for a cash consideration of approximately $24.6 million, which was financed through the Syndicated Term Loan (note 11). The Company has made a fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete. Subsequent to the completion of the acquisition the Company, in accordance with the purchase agreement, prepared a working capital statement as of the closing date and determined a working capital asset of $323,983 due to the Company. During the twelve months ended December 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations.

	2019	2018
	$	$
Assets acquired
Current assets
Cash	1,045,574	1,045,574
Accounts receivable	4,518,411	1,319,148
Prepaid expenses	74,582	74,582

	5,638,567	2,439,304

Non-current assets
Property and equipment	8,637,953	8,637,953
Intangible assets	1,330,000	1,330,000

	9,967,953	9,967,953

	15,606,520	12,407,257

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	2,211,319	2,211,319
Non-current liabilities
Wesley Chapel Loan (note 11)	1,908,456	1,908,456
Deferred tax liability	1,755,083	1,755,083

	5,874,858	5,874,858

Net assets acquired	9,731,662	6,532,399
Goodwill	14,554,338	17,753,601

Purchase price	24,286,000	24,286,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on the Rose Acquisition, expected to not be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Rose Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Rose Acquisition contributed revenue of approximately $9.1 million and income before tax of approximately $0.3 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company has estimated the contribution to the Company’s consolidated results from this acquisition as though the business combination occurred at the beginning of fiscal 2018. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $23.9 million in revenue and $0.9 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $169.6 million and $6.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the business acquired in the Rose Acquisition.

h)

On November 1, 2018, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Kissimmee, Florida for a cash consideration of approximately $1.2 million (Kissimmee Acquisition), which was partly financed through the Syndicated Revolving Facility (note 11). The cash purchase price was increased during 2019 by approximately $65,408 due to working capital adjustments in accordance with the purchase agreement. During the twelve months ended December 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows.

	2019	2018
	$	$
Assets acquired
Current assets
Accounts receivable	265,741	—

Non-current assets
Security deposits	48,000	48,000
Property and equipment	282,500	282,500

	330,500	330,500

	596,241	330,500

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	116,440	117,916

Net assets acquired	479,801	212,584
Goodwill	810,607	1,012,416

Purchase price	1,290,408	1,225,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Kissimmee Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Kissimmee Acquisition contributed revenue of approximately $1.1 million and income before tax of approximately $0.7 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $4.5 million in revenue and $1.3 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $158.2 million and $6.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

i)

On November 9, 2018, the Company acquired four outpatient diagnostic imaging centres in Broward County, Florida for a cash consideration of approximately $12.1 million (Broward Acquisition), which included assumption of finance leases (excluding right to use assets) of approximately $1.3 million. It was partly financed through the Syndicated Revolving Facility (note 11). The cash purchase price was reduced during 2019 by approximately $0.1 million due to working capital adjustments in accordance with the purchase agreement. During the twelve months ended December 31, 2019, the Company updated the fair value of the net accounts receivable based on greater visibility about the business operations. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete.

	2019	2018
	$	$
Assets acquired
Current assets
Accounts receivable	1,568,533	—
Prepaid expenses	53,100	53,100

	1,621,633	53,100
Non-current assets
Property and equipment	2,662,363	2,662,363
Intangible assets	740,000	740,000

	3,402,363	3,402,363

	5,023,996	3,455,463

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	863,871	863,871
Non-current liabilities
Finance leases	1,256,413	1,256,413

	2,120,284	2,120,284

Net assets acquired	2,903,712	1,335,179
Goodwill	7,756,873	9,460,388

Purchase price	10,660,585	10,795,567

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Broward Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Broward Acquisition contributed revenue of approximately $1.9 million and income before tax of approximately $0.2 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $13.3 million in revenue and $1.6 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $166.1 million and $7.4 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

4	Accounts receivable

	2019	2018
	$	$
Accounts receivable	99,764,858	38,284,265
Less: Allowance for credit losses	(16,897,633)	(8,473,764)

	82,867,225	29,810,501

The allowance for credit losses includes a provision for credit losses expense for the twelve months ended December 31, 2019 of $11,764,974 (2018 – $6,680,710). Additional information about accounts receivable and the allowance for credit losses is included in note 17.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

5	Property and equipment and real estate and equipment (right-of-use assets)

Property and equipment

	Furniture and fittings	Office equipment	Leasehold improvements	Medical equipment	Equipment under finance leases	Computer equipment	Total
	$	$	$	$	$	$	$
Cost
Balance – December 31, 2017	533,434	186,097	8,880,333	37,043,853	7,481,192	86,165	54,211,074
Additions	143,920	2,140	518,516	8,977,339	924,625	23,161	10,589,701
Business acquisitions (note 3)	—	—	682,635	11,362,768	1,256,413	—	13,301,816
Disposals	—	—	—	(861,067)	—	—	(861,067)
Impairment	—	—	—	(963,335)	—	—	(963,335)

Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Additions	403,232	3,123	3,337,565	8,560,670	4,722,252	71,915	17,098,757
Business acquisitions (note 3)	7,650	23,252	3,974,790	13,722,000	587,434	13,529	18,328,655
Disposals	—	—	—	(2,176,457)	—	—	(2,176,457)

Balance – December 31, 2019	1,088,236	214,612	17,393,839	75,665,771	14,971,916	194,770	109,529,144

Accumulated depreciation
Balance – December 31, 2017	105,028	86,270	968,363	8,588,397	2,413,325	46,764	12,208,147
Depreciation	71,790	31,017	847,374	7,120,289	1,065,782	15,831	9,152,083
Disposals	—	—	—	(328,975)	—	—	(328,975)
Impairment	—	—	—	(320,654)	—	—	(320,654)

Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Depreciation	100,866	33,790	1,342,980	10,811,469	1,654,528	28,471	13,972,104
Disposals	—	—	—	(1,146,451)	—	—	(1,146,451)

Balance – December 31, 2019	277,684	151,077	3,158,717	24,724,075	5,133,635	91,066	33,536,254

Net book value
December 31, 2017	428,406	99,827	7,911,970	28,455,456	5,067,867	39,401	42,002,927
December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588
December 31, 2019	810,552	63,535	14,235,122	50,941,696	9,838,281	103,704	75,992,890

Depreciation expense for the twelve months ended December 31, 2019 was $13,972,104 (2018 – $9,152,083). During the twelve months ended December 31, 2019, the Company had net disposals of $1,030,006 (2018 – $532,092) and impairment of medical equipment and equipment under finance leases of $nil (2018 – $642,681).

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Real estate and equipment (right-of-use assets)

	Equipment	Real estate	Total
	$	$	$
Cost
Balance – December 31, 2018	—	—	—
Additions	3,006,656	99,322,985	102,329,641
Business acquisitions	1,684,130	32,833,184	34,517,314
Disposals	(388,805)	(793,148)	(1,181,953)

Balance – December 31, 2019	4,301,981	131,363,021	135,665,002

Accumulated depreciation
Balance – December 31, 2018	—	—	—
Depreciation	1,224,530	11,120,564	12,345,094
Disposals	(168,546)	(143,027)	(311,573)

Balance – December 31, 2019	1,055,984	10,977,537	12,033,521

Net book value
December 31, 2018	—	—	—

December 31, 2019	3,245,997	120,385,484	123,631,481

As a result of adoption of IFRS 16 on January 1, 2019, the Company recognized an increase of $98,744,716 to both property and equipment (right-of-use assets) and lease liabilities on its consolidated balance sheets. The right-of-use assets recognized as a result of adoption of IFRS 16 are included in additions during 2019. Depreciation expense for the twelve months ended December 31, 2019 was $12,345,094 (2018 – $nil). During the twelve months ended December 31, 2019, the Company had net disposals of $870,380 (2018 – $nil).

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

6	Intangible assets

	Covenants not to compete	Software costs	Trade name	License Arrange ments	Total
	$	$	$	$	$
Cost
Balance – December 31, 2017	417,917	207,349	1,923,000	—	2,548,266
Additions	—	34,506	—	—	34,506
Business acquisitions (note 3)	710,000	—	1,360,000	—	2,070,000

Balance – December 31, 2018	1,127,917	241,855	3,283,000	—	4,652,772
Additions	—	2,675	—	—	2,675
Business acquisitions (note 3)	2,010,000	—	4,540,000	1,120,000	7,670,000

Balance – December 31, 2019	3,137,917	244,530	7,823,000	1,120,000	12,325,447

Accumulated amortization
Balance – December 31, 2017	101,856	86,219	96,150	—	284,225
Amortization	199,235	28,282	472,434	—	699,951

Balance – December 31, 2018	301,091	114,501	568,584	—	984,176
Amortization	667,418	31,417	1,124,601	130,666	1,954,102

Balance – December 31, 2019	968,509	145,918	1,693,185	130,666	2,938,278

Net book value
December 31, 2017	316,061	121,130	1,826,850	—	2,264,041
December 31, 2018	826,826	127,354	2,714,416	—	3,668,596
December 31, 2019	2,169,408	98,612	6,129,815	989,334	9,387,169

For the twelve months ended December 31, 2019, the Company identified no impairment indicators and hence, there was no impairment of intangible assets. Amortization expense for the twelve months ended December 31, 2019 was $1,954,102 (2018 – $699,951).

7	Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous periods are set out below.

	2019	2018
	$	$
Balance – Beginning of period	130,539,869	100,777,451
Adjustments (note 3)	(5,104,587)	—
Business acquisitions (note 3)	216,786,269	29,762,418

Balance – End of period	342,221,551	130,539,869

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The carrying amount of goodwill attributed to each CGU grouping was as follows:

	2019	2018
	$	$
Florida	255,002,971	49,407,924
Northeast	3,569,801	3,569,801
Texas	76,910,258	70,823,623
Other	6,738,521	6,738,521

	342,221,551	130,539,869

The recoverable amount from CGUs was estimated based on an assessment of value-in-use. The methodology used to test impairment is classified as Level 3 per the fair value hierarchy described in note 17.

The value in use for a CGU or group of CGUs is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using perpetuity growth rates). These projections reflect management’s expectations based on past experience and future estimates of operating performance. The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

In measuring the recoverable amounts for goodwill as at December 31, 2019, significant estimates include the perpetuity growth rates and weighted average cost of capital discount rates, which range from 1.5% to 2.5% and 8.0% to 9.0% (2018 – 1.5% to 2.5% and 8.0% to 9.0%), respectively. The Company’s discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The perpetuity growth rates are based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at October 1, 2019. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value. As there were no indicators of impairment for any of the CGUs, management has not updated any of the other impairment calculations as at December 31, 2019.

8	Accounts payable and accrued liabilities

The accounts payable and accrued liabilities are as follows:

	2019	2018
	$	$
Accounts payable	21,707,080	14,895,780
Accrued other expenses	2,602,292	889,118
Accrued payroll expenses	1,952,853	1,080,579

	26,262,225	16,865,477

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

9	Earn-out liability (ADG Acquisition)

	2019	2018
	$	$
ADG Acquisition – earn-out	14,834,067	—
Less: Current portion of ADG Acquisition – earn-out	(7,529,962)	—

Non-current portion of ADG Acquisition – earn-out	7,304,105	—

A portion of the purchase price payable in respect of the ADG Acquisitions (note 3), specifically for SFL Radiology Holdings, LLC, is subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

The value of the ADG Acquisition – earn-out liability has been estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 of approximately $15 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability (it is considered a Level 3 liability as described in note 17). The ADG Acquisition – earn-out liability was revalued at approximately $15 million as at December 31, 2019 and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of net income (loss) and comprehensive income (loss). As at December 31, 2019, the range of estimated undiscounted ADG Acquisition – earn-out liability is between approximately $15 million and $27 million.

10	Lease liabilities Finance

As at December 31, 2019, the Company’s finance lease liabilities were $8,415,404 (December 31, 2018 – $4,177,015). Of these obligations, the liabilities due within one year were $1,789,995. As at this date, the weighted average remaining lease term was 4.8 years and the weighted discount rate was 5.1%. Interest expense accrued and paid during the twelve months ended December 31, 2019 was $296,603 (2018 – $173,183) and lease principal payments were $904,192 (2018 – $555,259).

Undiscounted cash flows for finance leases recorded in the consolidated balance sheets were as follows at December 31, 2019.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

$
2020	2,177,397
2021	2,157,345
2022	1,866,628
2023	1,497,395
2024	890,917
Thereafter	890,732

Total minimum lease payments	9,480,414
Less: Amount of lease payments representing interest	(1,065,010)

Present value of future minimum lease payments	8,415,404
Less: Current portion of finance lease liabilities	(1,789,995)

Non-current finance lease liabilities	6,625,409

Operating (formerly known as operating leases)

As at December 31, 2019, the Company’s other lease liabilities were $128,684,376 (December 31, 2018 – $nil). Of these obligations, the liabilities due within one year were $9,150,550. As at this date, the weighted average remaining lease term was approximately 14 years and the weighted discount rate was 7.1%. Interest expense accrued and paid during the twelve months ended December 31, 2019 was $ 8,273,345 and lease principal payments were $7,278,096.

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows at December 31, 2019.

$
2020	17,634,715
2021	17,357,675
2022	17,068,676
2023	16,294,616
2024	15,119,244
Thereafter	142,369,178

Total minimum lease payments	225,844,104
Less: Amount of lease payments representing interest	(97,159,728)

Present value of future minimum lease payments	128,684,376
Less: Current portion of operating lease liabilities	(9,150,550)

Non-current operating lease liabilities	119,533,826

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

11	Senior loans payable

The May 2019 Loans, Syndicated Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

May 2019 Loans

On May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of $66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, of which $3,300,000 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A was subject to a delayed draw, which was drawn (in addition to approximately $1.3 million under the May 2019 Revolving Facility) by the Company in October 2019 to partly finance the West Palm Beach Acquisition (note 3). The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used to settle the Syndicated Loans for $112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250 (note 12), partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million. The fair value of the May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

In August 2019, the Company used $11 million from the May 2019 Revolving Facility to finance the El Paso Acquisition (note 3) and in December 2019, the Company used $3.2 million from the May 2019 Revolving Facility to finance two small acquisitions undertaken in January 2020 in Florida and Illinois (note 24). As at December 31, 2019, this credit facility had a balance of approximately, $22.1 million.

	2019	2018
	$	$
Term Loan A and May 2019 Revolving Facility	87,824,000	—
Term Loan B	251,612,775	—
Less: Current portion	(3,320,000)	—

	336,116,775	—

Subject to the provisions described below, the minimum annual principal payments with respect to the May 2019 Loans (face value) are as follows.

a)	Term Loan A and May 2019 Revolving Facility

$
2020	660,000
2021	1,980,000
2022	3,795,000
2023	4,290,000
2024	77,099,000

87,824,000

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

b)	Term Loan B

$
2020	2,660,000
2021	2,660,000
2022	2,660,000
2023	2,660,000
2024	254,030,000

264,670,000

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at December 31, 2019 represented an asset to the Company of $597.

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended on November 22, 2019), with a financial institution in order to mitigate interest rate risk under the variable interest rate Term Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000,000 as at July 31, 2019) with (i) a cap rate of 3.00% (LIBOR) per annum and a termination date of July 31, 2022, and (ii) a floor rate of 1.4825% (LIBOR) per annum and a termination date of October 31, 2021. There was no upfront cost of this derivative financial instrument. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at December 31, 2019 represented a liability to the Company of $951,702. During February 2020, the Company amended this interest rate collar contract by reducing the floor rate to 1.1475% (LIBOR) and extending the termination date to July 31, 2022.

Changes in the fair value of these derivatives are recognized in the consolidated statements of net income (loss) and comprehensive income (loss).

The May 2019 Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the May 2019 Credit Agreement):

•	Interest

The interest rates payable on the May 2019 Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the May 2019 Loans are currently classified as

(40)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Eurodollar Rate Loans. The interest rate paid under the May 2019 Credit Agreement as at December 31, 2019 was approximately 7.9% per annum (2018 – nil%). With respect to interest rate sensitivity as at December 31, 2019, a 1% increase in variable interest rates would have increased interest expense for the twelve-month period ended December 31, 2019 by approximately $2.0 million (2018 – $nil).

•	Payments

The minimum principal payment schedule for the May 2019 Loans is noted herein.

•	Termination

The termination date of the May 2019 Loans is the earliest of (i) May 31, 2024 and (ii) the date on which the obligations become due and payable pursuant to the May 2019 Credit Agreement.

•	Restrictive covenants

In addition to certain covenants, the May 2019 Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

•	Financial covenants

The May 2019 Credit Agreement contains financial covenants including certain leverage ratios and a limit on annual capital expenditures.

The Company is in compliance with the financial covenants and has no events of default under the May 2019 Credit Agreement as at December 31, 2019.

•	Events of default

In addition to the above-noted financial covenants, events of default under the May 2019 Credit Agreement include, among others, failure to pay principal of or interest on any May 2019 Loans when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the May 2019 Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(41)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

•	Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the May 2019 Loans.

Syndicated Loans

The Company entered into a credit agreement dated August 15, 2018 (the Syndicated Credit Agreement) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (Syndicated Term Loan) of $100,000,000 (face value) and a revolving credit facility of $30,000,000, of which $11,900,000 was utilized as at May 30, 2019 (the Syndicated Revolving Facility, and together with the Syndicated Term Loan, the Syndicated Loans). The Syndicated Loans could be increased by an additional $40,000,000 subject to certain conditions. The Company used $11,900,000 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition during the three months ended December 31, 2018. The proceeds of the Syndicated Term Loan were used to completely settle Akumin’s previous senior loan for $74,634,848, finance the Rose Acquisition in August 2018 and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000,000, net of debt issuance costs of approximately $2.2 million. The fair value of the Syndicated Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

In accordance with the terms of the Syndicated Loans, the Company used part of the proceeds of the Term Loans to settle the Syndicated Loans on May 31, 2019 for $112,482,181 (face value of $111,900,000 and accrued interest and related fees of $582,181). The Company also recorded a fair value loss of $1,843,262 on the extinguishment of the Syndicated Loans, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

	2019	2018
	$	$
Syndicated Loans	—	109,872,412
Less: Current portion	—	2,500,000

	—	107,372,412

Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

(42)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

	2019	2018
	$	$
Wesley Chapel Loan	1,447,327	1,796,186
Less: Current portion	(385,952)	(367,167)

	1,061,375	1,429,019

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
2020	385,952
2021	405,698
2022	426,454
2023	296,356

1,514,460

The Wesley Chapel Loan provides for the following terms:

•	Interest

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination August 15, 2023.

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants None.

•	Events of default

(43)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at December 31, 2019.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

12	Subordinated notes payable

	2019	2018
	$	$
Subordinated note	—	1,492,233
Subordinated note – earn-out	184,485	169,642

	184,485	1,661,875

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

According to the Subordinated Note, the Company is subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

(44)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 17). The Subordinated Note – Earn-out was revalued at $184,485 as at December 31, 2019 and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of net income (loss) and comprehensive income (loss). As at December 31, 2019, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

Payments and termination

Under the Subordinated Note agreement, prior to May 11, 2022 (the Maturity Date), the Company may repay, without penalty, all or any portion of the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note agreement places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note agreement include failure to pay any Subordinated Note – Earn-out, once earned, together with interest when due, defaults in complying with terms of the Subordinated Note agreement, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare any Subordinated Note – Earn-out, once earned, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(45)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note – Earn-out is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note agreement as at December 31, 2019.

(46)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

13	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
		$		$		$		$
December 31, 2017	51,416,323	83,771,904	1,196,407	1,310,661	1,611,316	469,967	54,224,046	85,552,532
Issuance (i)	9,677,397	36,153,950	525,000	734,379	315,000	5,020,983	10,517,397	41,909,312
RSUs and warrants exercised	1,277,555	3,820,569	(471,895)	(302,130)	(805,660)	(2,819,803)	—	698,636

December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	—	—	—	1,559,418	6,250,000	24,996,918
RSUs and warrants exercised	1,219,653	4,813,632	(436,497)	(569,733)	(783,156)	(2,932,753)	—	1,311,146
Warrants expired	—	—	(288,015)	(438,798)	—	—	(288,015)	(438,798)

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the consolidated financial statements.

(47)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

During the twelve months ended December 31, 2018, the following equity issuances occurred at the Company:

a)	During the three months ended March 31, 2018, the following equity issuances occurred at the Company:

230,000 RSUs were granted to certain employees of the Company on January 1, 2018. Subsequently, on March 1, 2018, the Board authorized issuance of 35,000 RSUs on March 1, 2018 and 50,000 RSUs on March 12, 2018 to certain employees of the Company. Each granted RSU entitles the holder to one common share of the Company. These RSUs will vest as follows: 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. RSUs are valued based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board.

b)	During the three months ended June 30, 2018, the following equity issuances occurred at the Company:

i)

The Company had 238,859 warrants that were due to expire on April 21, 2018 and 112,706 warrants that were due to expire on May 31, 2018. These warrants allowed warrant holders to purchase common shares of the Company on a 1:1 basis at an exercise price of $1.20 per common share of the Company. These warrants were exercised into common shares prior to expiry.

ii)

On May 2, 2018, the Company completed a bought deal offering of its common shares by way of short form prospectus sale in each of the provinces of Canada, other than Quebec. A total of 8,750,000 common shares of the Company were sold at a price of $4.00 per common share, for gross proceeds of $35,000,000 (the Offering). The related issuance costs were approximately $1.8 million, which were deducted from common equity. The Offering was underwritten by a syndicate of underwriters (the Underwriters). The Underwriters were granted 525,000 broker warrants (Broker Warrants) in connection with the Offering, each such Broker Warrant entitling the holder to acquire one common share of the Company at a price of $4.00 per common share for a 24-month period following the closing of the Offering. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $1.3988 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of approximately 62%; remaining life of two years; price per common share on grant of warrants of $4.00; expected dividend yield of zero; and annual risk free interest rate of 1.93%.

iii)

On May 24, 2018, the Company announced that PMI completed its previously announced acquisitions of all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres (the Acquisitions). The Acquisitions related to certain operations carried on in Austin, Fort Worth, Frisco, Grapevine/Colleyville, Irving, Plano and Round Rock. The aggregate consideration paid for the Acquisitions was approximately $21.6 million, comprised of an aggregate cash payment of approximately $17.9 million and the issuance of approximately $3.7 million in common shares of the Company (927,397 shares at $4.00 per share). The cash consideration included approximately $0.2 million paid to a non-wholly owned subsidiary, Preferred Imaging of Tarrant County, LLC, that was consolidated in the Company’s results.

(48)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

c)	During the three months ended September 30, 2018, the following equity issuances occurred at the Company:

During March 2017, the Company had issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares.

d)	During the three months ended December 31, 2018, the following equity issuances occurred at the Company:

The Board had granted 1,611,316 RSUs to certain employees of the Company and members of the Board on November 15, 2017. In accordance with the terms of the RSU Plan, 50% of these RSUs vested and were exercised on November 15, 2018. Accordingly, 805,660 common shares were issued by the Company on November 15, 2018.

During the twelve months ended December 31, 2019, the following equity issuances occurred at the Company:

a)	During the three months ended March 31, 2019, the following equity issuances occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants were scheduled to expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry during the three months ended March 31, 2019.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended June 30, 2019, the following equity issuances occurred at the Company:

i)	The Company issued approximately $23 million in equity (6,250,000 common shares at $3.75 per share, the closing price as of May 31, 2019) to certain sellers in connection with the ADG Acquisitions.

ii)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.

(49)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019.

c)	During the three months ended September 30, 2019, the following equity issuances occurred at the Company:

i)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares. The remaining 256,002 of these warrants were not exercised into common shares and expired on August 8, 2019.

d)	During the three months ended December 31, 2019, the following equity issuances occurred at the Company:

i)

During November 2017, the Company issued 32,013 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. These warrants were not exercised into common shares and expired on November 14, 2019.

ii)

The Board had granted 1,611,316 RSUs to certain employees of the Company and members of the Board on November 15, 2017. In accordance with the terms of the RSU Plan, 50% of these RSUs vested and were settled for common shares in November 2018. Of the remaining RSUs, 600,656 RSUs vested and were settled for common shares on November 18, 2019 and the remaining RSUs vested on January 1, 2020 in accordance with the terms of the RSU Plan.

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 and were subsequently settled for common shares in accordance with the terms of the RSU Plan. Of the remaining RSUs:

I.	Twenty-five thousand RSUs were settled for common shares on October 1, 2019 in accordance with the terms of the RSU Plan; and

II.	Ninety thousand RSUs vested on January 1, 2020 and 42,500 RSUs vested in March 2020.

The stock-based compensation related to RSUs, recognized in the consolidated statements of net income (loss) and comprehensive income (loss) for the twelve months ended December 31, 2019, was $1,559,418 (2018 – $5,020,983). The stock-based compensation related to stock options is noted in note 16.

(50)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

14	Income taxes

a)	Numerical reconciliation of income tax expense

The reconciliation of income tax expense (recovery) computed at the Canadian federal statutory rate to income tax expense (recovery) is as follows:

	2019	2018
	$	$
Income attributable to common shareholders before income taxes	9,244,064	3,473,267

Expense (recovery) of income taxes at the Canadian tax rate of 26.5% (2018 – 26.5%)	2,449,677	920,416
Increase (decrease) in income taxes resulting from
Stock-based compensation	942,013	1,511,135
State franchise tax, net of federal benefit	219,538	173,136
Difference in US tax rates	(277,482)	(220,389)
Return to Provision Adjustment	1,389,866	549,593
Other	(192,452)	131,398
Unrecognized tax benefit (UTB)	(1,738,508)	(4,591,823)

Income tax expense (recovery)	2,792,652	(1,526,534)

Current tax expense (recovery)	1,643,044	228,549
Deferred tax expense (recovery)	1,149,608	(1,755,083)

Total income tax expense (recovery)	2,792,652	(1,526,534)

The Company’s effective tax rate for the year ended December 31, 2019 was 30.21% (2018 – (-43.95%)). The tax rate is affected by recurring items, such as tax rates in the United States and the relative amounts of income earned in this jurisdiction, which management expects to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. The following items had the most significant impact on the difference between the statutory rate of 26.5% (2018 – 26.5%) and the effective tax rate for 2019:

i)	a $1,738,508 (-18.81%) (2018 – $(4,591,823) (-132.20%)) decrease resulting from the release of unrecognized tax benefit;

ii)	a $942,013 (10.19%) (2018 – $1,511,135 (43.51%)) increase resulting from the stock-based compensation (note 16);

iii)	a $277,482 (-3.00%) (2018 – $(220,389) (-6.35%)) decrease resulting from tax rate differences between Canada and the United States; and

iv)	a $219,538 increase (2.37%) (2018—$173,136)(4.98%) increase resulting from state franchise tax, net of federal tax benefit.

(51)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

b)	Deferred tax assets/liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company’s net deferred income tax liability are as follows:

	2019	2018
	$	$
Tax losses/Section 163(j) interest carryforward	5,150,551	5,990,060
Fair value adjustment of bank loans	2,281,405	(474,755)
Property and equipment	(11,202,253)	(7,206,158)

	(3,770,297)	(1,690,853)
Other
Reserves	4,363,957	1,952,116
Intangible assets and goodwill	(798,729)	(495,277)
Deferred financing costs	1,424,123	2,027,326
Charitable contribution	9,889	2,801

Total deferred tax assets	1,228,943	1,796,113
Unrecognized tax benefit (UTB)	(2,800,607)	(1,796,113)

Net deferred tax assets (liabilities)	(1,571,664)	—

Movements in deferred tax assets are as follows:

	Tax losses	Bank loans	Property and equipment	Other	Total
	$	$	$	$	$
Balance – December 31, 2017	3,597,748	—	(2,905,108)	3,457,578	4,150,218
As at December 31, 2017 – UTB	(3,597,748)	—	2,905,108	(3,457,578)	(4,150,218)
Net deferred tax assets	—	—	—	—	—

Balance – December 31, 2018	5,990,060	(474,755)	(7,206,158)	3,486,966	1,796,113
As at December 31, 2018 – UTB	(5,990,060)	474,755	7,206,158	(3,486,966)	(1,796,113)

Net deferred tax assets	—	—	—	—	—

Balance – December 31, 2019	5,150,551	2,281,405	(11,202,253)	4,999,240	1,228,943
As at December 31, 2019 – UTB	(1,372,784)	—	(3,700)	(1,424,123)	(2,800,607)

Net deferred tax assets (liabilities)	3,777,767	2,281,405	(11,205,953)	3,575,117	(1,571,664)

(52)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Based on management’s assessment of the future profitability of the Company, as at December 31, 2019, an unrecognized tax benefit of $(2,800,607) (2018– $1,796,113) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

c)	Tax losses

The Company has operating loss carry-forwards of $16,226,326 (2018 – $24,436,645), which begin to expire in 2036. Of these loss-carryforwards, $3,815,178 does not expire but is subject to utilization restrictions.

15	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

16	Stock-based compensation – options

The Company operates an equity-settled, stock options based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee services. The plan is open to directors and certain employees of the Company. The fair value of the grant of options is recognized in the consolidated statements of net income (loss) and comprehensive income (loss) as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the service vesting conditions are to be satisfied. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share compensation arrangements of the Company) is 10% of the aggregate number of common shares which are outstanding from time to time. As at December 31, 2019, this represented 6,984,092 (2018 – 6,237,127) common shares.

(53)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

	2019		2018
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$
Outstanding—Beginning of period	4,213,268	2.18	2,025,268	0.50
Cancelled	(100,000)	3.74	—	—
Granted	1,664,852	3.29	2,188,000	3.74

Outstanding—End of period	5,778,120	2.47	4,213,268	2.18

During the twelve months ended December 31, 2018, the Company granted 2,188,000 stock options on November 16, 2018, to purchase common shares on a 1:1 basis with an exercise price of $3.74 per share. The aggregate fair value of the stock options granted during 2018 was determined to be $3,211,765 (2017– $nil). These options will vest over a three-year period from the date of issue (34%, 33% and 33% per year, respectively) and have an expiry date of seven years from the date of issue.

During the twelve months ended December 31, 2019, the Company granted 1,664,852 stock options on November 18, 2019, to purchase common shares on a 1:1 basis with an exercise price of $3.29 per share. The aggregate fair value of the stock options granted during 2019 was determined to be $2,391,393 (2018 – $3,211,765). These options will vest over a three-year period from the date of issue (34%, 33% and 33% per year, respectively) and have an expiry date of seven years from the date of issue.

The weighted average contractual life of the outstanding options as at December 31, 2019 was approximately, 6.4 years (2018– 7.0 years). The total number of stock options exercisable as at December 31, 2019 was 2,735,188 (2018 – 1,356,929). The total fair value of stock options that vested during the twelve months ended December 31, 2019 was $1,748,958 (2018 – $706,866).

The fair value of the stock options granted during the twelve months ended December 31, 2019 was estimated to be $1.4364 per option using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of 40%; remaining life of seven years; expected dividend yield of nil; and an annual risk free interest rate of 1.48%. During the twelve months ended December 31, 2019, the Company recorded a total stock-based options compensation expense of approximately $1,995,347 (2018 – $681,412). The total compensation cost related to unvested options awards not yet recognized is approximately $3,185,813 (2018 – $2,936,556) and will be recognized over a remaining vesting period of 2.88 years (2018 – 2.88 years).

17	Risk management arising from financial instruments

In the normal course of business, the Company is exposed to risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(54)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Fair value

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities and leases approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. The estimated fair values of other non-current assets and liabilities were as follows:

	2019	2018
	$	$
Loans to related parties	—	495,000

Syndicated loans payable	—	110,244,000
May 2019 loans payable	360,596,500	—
Wesley Chapel Loan payable	1,483,830	1,823,000
Subordinated notes payable	—	1,476,000
Subordinated notes – earn-out	184,485	169,642
ADG Acquisition – earn-out	14,834,067	—
Derivative financial instruments	951,105	(16,014)

	378,049,987	113,696,628

Financial instruments recorded at fair value on the consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1

Inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Pricing inputs are based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. For securities, the valuations are based on quoted prices of the securities that are readily and regularly available in an active market, and accordingly, a significant degree of judgment is not required. As at December 31, 2019, the Company did not have any financial assets or liabilities subsequently measured at fair value under the Level 1 category.

•	Level 2

Pricing inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The estimated fair value of the liabilities that are recognized at fair value, and subsequently measured at amortized cost, are determined using Level 2 inputs primarily related to comparable market prices. As at December 31, 2019, the derivative financial instruments were measured at fair value under the Level 2 category on recognition. The derivative financial instruments are subsequently remeasured at fair value under the Level 2 category.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

•	Level 3

Pricing inputs are generally unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management’s judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The loans to related parties, the May 2019 Loans, the Syndicated Loans, Wesley Chapel Loan, Subordinated Notes and Subordinated Notes – Earn-out and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out and ADG Acquisition – Earn-out are subsequently remeasured at fair value under the Level 3 category.

There were no significant transfers between levels during the twelve months ended December 31, 2019 and 2018.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2019	2018
	$	$
Cash	23,388,916	19,326,412
Accounts receivable	82,867,225	29,810,501
Loans to related parties	—	500,000

Financial assets measured at amortized cost	106,256,141	49,636,913

Accounts payable and accrued liabilities	26,262,225	16,865,477
Short-term portion of senior loans payable	3,705,952	2,867,167
Short-term portion of leases	10,940,545	851,183
Long-term portion of senior loans payable	337,178,150	108,801,431
Long-term portion of leases	126,159,235	3,325,832
Subordinated notes payable	—	1,492,233

Financial liabilities measured at amortized cost	504,246,107	134,203,323

Subordinated notes – earn-out	184,485	169,642
ADG Acquisitions – earn-out	14,834,067	—
Derivative financial instruments	951,105	(16,014)

Measured at fair value through profit or loss	15,969,657	153,628

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Credit risk

Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different payers. During the year, the Company may have deposits with financial institutions that exceed Federal Deposit Insurance Corporation limits. As at December 31, 2019, the Company had cash of $23,388,916 (2018 – $19,326,412) and accounts receivable of $82,867,225 (2018 – $29,810,501).

Collectibility of the receivables is reviewed regularly and an allowance based on lifetime expected credit losses is established as necessary. Current economic conditions and historical collection experience are considered when determining whether to make an allowance. The same factors are considered when determining whether to write off amounts charged to the allowance for credit losses. The aging of these receivables, net of allowances, is as follows:

	2019	2018
	$	$
Accounts receivable
0 – 90 days	32,552,836	11,940,989
91 – 180 days	19,106,361	6,722,767
More than 180 days	31,208,028	11,146,745

	82,867,225	29,810,501

The activity of the allowance for credit losses for the period is as follows:

	2019	2018
	$	$
Allowance – Beginning of period	8,473,764	4,553,094
Provision for credit losses for the period	11,764,974	6,680,710
Writeoffs	(3,341,105)	(2,760,040)

Allowance – End of period	16,897,633	8,473,764

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulty in raising funds to meet its financial commitments. The Company is exposed to liquidity risk mainly with respect to the Senior Loans. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As at December 31, 2019 and December 31, 2018, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. The Company does not use derivative financial instruments to alter the effects of this risk, except as noted in note 11. The Company is partly financed through May 2019 Loans, which bear interest at rates tied to the one-month LIBOR.

Variable interest rates on the Company’s debts are as follows:

May 2019 Loans	one-month LIBOR plus Applicable Rate

The following table shows the Company’s exposure to interest rate risk and the effects on comprehensive income for the twelve months ended December 31, 2019 and 2018 of a 1% increase or decrease in the variable interest rates.

	2019
	Carrying value	1% decrease in interest rates	1% increase in interest rates
	$	$	$
May 2019 Loans (originated in May 2019)	339,436,775	1,180,247	(1,979,043)
Syndicated Loans (n/a as extinguished in
May 2019)	—	—	—

	339,436,775	1,180,247	(1,979,043)

	2018
	Carrying value	1% decrease in interest rates	1% increase in interest rates
	$	$	$
Syndicated Loans (originated in August 2018)	109,872,412	426,140	(426,140)
S&C Loans (n/a as extinguished in August 2018)	—	—	—

	109,872,412	426,140	(426,140)

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

18	Capital management

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus, Senior Loans, finance leases. Subordinated Notes and Subordinated Notes – Earn-out.

The Company’s primary uses of capital are to finance operations and acquisitions, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders.

The Company is required to meet financial covenants as outlined in note 11.

19	Related party transactions

Compensation of key management personnel and directors

The Company transacts with key individuals including directors and executive management who have authority and responsibility to plan, direct, and control the activities of the Company. Remuneration to key management and directors was as follows:

	2019	2018
	$	$
Salaries, bonuses and director fees	3,073,084	3,130,051
Stock-based compensation	3,027,089	5,084,802
Other benefits	70,300	61,559

	6,170,473	8,276,412

On February 8, 2018, Akumin Corp. entered into a contract with the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary (collectively, the Pledgors) to loan an aggregate of $500,000 in connection with the purchase by such Pledgors of a total of 142,857 common shares of the Company from certain selling security holders of PMI, pursuant to the terms of a put and call option agreement made as of August 9, 2017 between Z Strategies Inc., a company controlled by the President and Chief Executive Officer, and certain selling security holders of PMI. This loan charged interest at 6% per annum and was payable on maturity at February 8, 2021. During 2019, the Pledgors completely paid off this loan and accrued interest.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

20	Basic and diluted income per share

	2019	2018
	$	$
Net income attributable to common shareholders	6,451,412	4,999,801
Weighted average common shares outstanding
Basic	66,528,051	58,198,966
Diluted	68,594,989	59,306,094
Net income per share
Basic	0.10	0.09
Diluted	0.09	0.08

21 Financial instruments revaluation and other gains (losses)

	2019	2018
	$	$
Loss on debt revaluation (note 11)	(1,850,092)	(2,426,873)
Gain (loss) on revaluation of derivatives (note 11)	(967,119)	69,295
Loss on revaluation of ADG Acquisition – Earn-out (note 9)	(86,045)	—
Loss on disposal of property and equipment	(931,356)	(532,092)
Other gains (losses)	(742)	46,408

	(3,835,354)	(2,843,262)

22	Settlement costs (recoveries)

During the twelve months ended December 31, 2019, the Company experienced net settlement recoveries of approximately $1.9 million (2018 – settlement costs of $43,029) mainly related to two items.

a)

During 2019, the Company settled certain claims affecting PMI relating to periods arising prior to August 9, 2017, the date the Company acquired PMI. As part of this settlement, the Company received approximately $4.1 million from the escrow fund maintained for the sellers of PMI as a result of indemnity claims under the purchase agreement for PMI to fully and finally settle the claims affecting PMI; and

b)	During 2019, the Company received $0.5 million in an insurance claim related to Hurricane Irma in 2017.

23	Non-controlling interests

As part of the Texas Acquisition in 2017, certain of PMI’s subsidiaries acquired were non-wholly owned. As a result of operating agreements with each of the following non-wholly owned entities, the Company is deemed to have control over these entities and thus 100% of their financial results are included in the Company’s consolidated financial results.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

The Company holds effective ownership interests in the following entities:

	Ownership interest
Entity	2019	2018
	%	%
Phoenix Imaging, LLC	60	60
Preferred Imaging of Amarillo, LLC	57	57
Preferred Imaging of Austin, LLC	100	100
Preferred Imaging of Fort Worth, LLC	100	100
Preferred Imaging of Frisco, LLC	100	100
Preferred Imaging of Grapevine/Colleyville, LP	100	100
Preferred Imaging of Irving, LLC	100	100
Preferred Imaging of Tarrant County, LLC	Nil	55
Preferred Imaging of Plano Parkway, LLC	100	100
Round Rock Imaging, Ltd.	100	100
Toggle, LLC	100	100

In May 2018, the Company purchased the non-controlling interests in seven Texas-based diagnostic imaging companies (note 13). During June 2018, (i) the Company purchased the non-controlling interests in Toggle, LLC, a transcription company, for de minimis consideration, and (ii) Preferred Imaging of Tarrant County, LLC, a holding company, distributed its assets to its shareholders and is in the process of being dissolved.

The following table summarizes the aggregate financial information for the above-noted entities with non-controlling interests, including fair value adjustments at acquisition but excluding intercompany eliminations, as at December 31, 2019 and December 31, 2018. Income statement items include revenue and net income for each of the above-noted entities up until the date the Company purchased all non-controlling interests, if applicable.

	2019	2018
	$	$
Cash	1,145,987	745,675
Accounts receivable	2,893,806	1,358,165
Prepaid expenses	49,464	25,622
Security deposits and other assets	7,555	7,555
Property and equipment	5,417,417	4,401,279
Intangible assets and goodwill	8,308,061	8,358,371
Accounts payable and other liabilities	748,323	738,916
Equity attributable to shareholders of Akumin Inc.	12,355,027	11,690,552
Non-controlling interests	2,903,850	2,467,200
Revenue	15,487,023	22,142,570
Net income attributable to common shareholders of Akumin Inc.	3,196,592	3,222,109
Net income attributable to non-controlling interests	2,199,629	2,574,137

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

24	New standards, amendments and interpretations not yet adopted by the Company

A number of new standards, amendments and interpretations to standards are effective for annual periods beginning on or after January 1, 2020 and have not been early adopted by the Company. Those which may be relevant to the Company in future reporting periods and on foreseeable future transactions are set out below.

Definition of a Business – Amendments to IFRS 3: The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions as opposed to business combinations.

Definition of Material – Amendments to IAS 1 and IAS 8: The IASB has made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, and clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on January 1, 2020.

25	Subsequent events

a)

On January 1, 2020, the Company acquired, through its subsidiaries, one outpatient diagnostic imaging centre in Coral Springs, Florida and one outpatient diagnostic imaging centre in Crystal Lake, Illinois, for cash consideration of approximately $3.3 million.

These acquisitions were mostly financed through borrowing $3.2 million in December 2019 from the Company’s revolving credit facility under the May 2019 Credit Agreement. The Company continues to evaluate the purchase price allocation related to these acquisitions.

b)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan.

c)

Subsequent to the year ended December 31, 2019, a pandemic relating to a novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most effected or to what extent containment measures will be applied.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2019 and December 31, 2018

(expressed in US dollars unless otherwise stated)

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services.

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